Exhibit 99.2



Creating a World-Class Building Products Company
Investor Presentation

December 14, 2006

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Adjusted EBITDA Statement

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our senior secured revolving credit facility and the indenture governing the notes. Adjusted EBITDA is calculated similarly under both the credit facility and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Santana Holdings Corp. (the "Santana Acquisition") and the related finance transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's September 30, 2006 Form 10-Q and December 31, 2005 10-K, which contain a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the calculation of Adjusted EBITDA pursuant to the covenants, under our credit agreement and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreement and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA.



About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a leading manufacturer of market-leading brands of highly engineered building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other branded and non-branded products.

Topics

2006 Adjusted EBITDA Guidance (1)

- Earnings guidance lowered to reflect building market downturn
- Adjusted EBITDA growth ranges from 13% to 20%
    - $0.01 change in composite resin yields roughly $1 million of incremental Adjusted EBITDA
    - 1% change in composite volume yields roughly $0.5 million of incremental Adjusted EBITDA



Low	High
$44mm	$46mm

Downside:

- Prolonged residential housing market decline
- Resin prices rise
- AZEK® penetration rate of new markets

Upside:

- Higher AZEK® growth
- Resin declines further
- Incremental Santana synergies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported for the first nine months of 2006, subject to the timing of the Santana Acquisition.



Positive signs from 2007 AZEK Allegiance Dealer sign up

- Allegiance dealer yards commit to buy full or half truck loads of AZEK in January

- Over 570 dealer yards signed up for 2007 AZEK Allegiance

- Increase of 45% over 2006

- Results suggest we are on course to meet Q1 plan

Early Buy Statistics

Successful Santana Products Acquisition

- Acquired Santana Products on April 28th 2006
    - Synergies achieved ahead of schedule
    - EBITDA YTD exceeds budget/merger case
    - Manufacturing and back office functions consolidated into one facility May 2006
    - Implemented SAP for combined business November 1st 2006
    - Discontinued overlapping product lines May 2006

- Santana Acquisition Exceeds Expectations



CPG Signs Purchase Agreement to Acquire Procell Decking Systems

CPG INTERNATIONAL
Building Products. Better.

- Leading manufacturer of cellular PVC Decking products
  - Located in Foley, Alabama
  - Manufactures decking and industrial products
  - Employs approximately 60 people
  - 110,000 square foot facility
  - Utilizes cellular PVC profile extrusion technology
- $54 million enterprise value (excludes potential earnout consideration)
  - Funding with debt and equity; Pro forma leverage neutral
  - Closing expected January 2007
  - $30 million revenue estimated in 2006
  - Revenues more than doubled in ‘05 and ‘06
  - CPG acquisition experience key to success
  - Closing subject to approval of HSR filing





procell
DECKING SYSTEMS

Clay
Brownstone
Slate Grey

Sources and Uses

- Deal funded through debt and equity

- Procell management rolling over equity into CPG

- Contingent payout funded up-front

- $5mm of growth capital expenditures funded

($MM)

Total Enterprise Value: $54 MM

Sources		Uses	
Existing Cash	$0.0	Payments to Equity Holders	$46.2
		Procell Rollover Equity	$3.0
Total Debt	$30.0		
Acquired Debt	$3.3	Payments to Debt Holders	$1.7
Capital Leases	$5.0	Acquired Debt	$3.3
Equity		Expansion Capital	$5.0
New Equity	$30.1	CPG Cash	$6.1
Procell Rollover Equity	$3.0		
Total Equity	$33.1	Total Fees & Expenses	$6.0
Total Sources	**$71.4**	**Total Uses**	**$71.4**

Procell Acquisition Philosophy

- AZEK Building Products mission
  - Invest in low maintenance, branded building products for exterior home applications
  - Become the premium brand for low maintenance home exterior building products
  - Continue to drive to end use building products

- Solid financial footing
  - Leverage neutral transaction, debt and equity financing
  - Fair multiple paid – 7.5x EBITDA, enterprise value, including synergies
  - Significant raw material synergies exist

- Expand CPG's growth platform
  - Strong growth opportunities with good profitability
  - Combine into AZEK® sales network and branding effort
  - Next generation deck with strong conversion opportunity

Rapid Growth with Significant Opportunities

- Procell rapidly growing company in the $3 billion decking market
  - Superior product attributes replacing current "composite" offerings
  - Potential to introduce new category of decking
- Enhance AZEK Building Products offerings
  - Adds decking to Trimboard offering
  - Diversifies product offering
  - Leverages existing distribution channel
- Leverage knowledge of similar cellular PVC manufacturing technology
- Contributes to solid financial footing
  - Strong growth ($2mm sales in 2004 to $30mm in 2006)
  - Increases CPG foundation with profitable growth
  - Opportunity for synergies



Procell Net Sales
($ in mm)

AZEK Distribution Overview – US


Also Covers AK&HI
BRITISH COLUMBIA
Vancouver
ALBERTA
Calgary
CANADA
SASKATCHEWAN
MAN.
Winnipeg
ONTARIO
QUÉBEC
Montréal
Ottawa
Toronto
N.B.
N.S.
Seattle
WASHINGTON
Portland
OREGON
Northwest
IDAHO
MONTANA
WYOMING
N. DAK.
SOUTH DAKOTA
MINNESOTA
WIS.
MICHIGAN
Milwaukee
Detroit
MidWest
IOWA
NEBR.
Chicago
IND.
Indianapolis
Columbus
North Central
NEW YORK
ME.
VT.
NewEngland
Boston
CONN.
PA.
NY
Philadelphia
MD.
MidAtlantic
NEVADA
UTAH
COLORADO
UNITED STATES
San Francisco
San Jose
CALIFORNIA
Western
KANSAS
MO.
ILLINOIS
KY.
W. VA.
VA.
N. C.
Charlotte
Nashville
Memphis
Pacific Ocean
Los Angeles
San Diego
ARIZONA
Phoenix
NEW MEXICO
OKLA.
ARKANSAS
MISS.
ALABAMA
S.C.
Southeast
GA.
Atlantic Ocean
Dallas
TEXAS
MidSouth
Austin
LOUISIANA
Houston
San Antonio
Jacksonville
FLORIDA
Ciudad Juárez
SONORA
CHIHUAHUA
Chihuahua
MEXICO
Gulf of California
Gulf of Mexico
Nassau
THE BAHAMAS
0 mi
200
400
600
800
1000
1200

AZEK has over 70 distributors that service over 1700 dealer locations throughout the US and Canada



AZEK Distribution Overview – Canada



ALASKA
YUKON TERRITORY
Gulf of Alaska
NORTHWEST TERRITORIES
NUNAVUT
Baffin Bay
GREENLAND (DEN.)
Davis Strait
Labrador Sea
Hudson Bay
BRITISH COLUMBIA
ALBERTA
WesternCanada
SASKATCHEWAN
MANITOBA
CANADA
ONTARIO
QUÉBEC
NFLD. AND LAB.
Atlantic Ocean
EasternCanada
Pacific Ocean
WASHINGTON
MONTANA
OREGON
IDAHO
WYOMING
N. DAK.
S. DAK.
MINNESOTA
N.B.
N.S.
ME.
Montreal
Ottawa
N.H.
N.Y.
Toronto
NEVADA
UTAH
UNITED STATES
WIS.
MICHIGAN
NEBRASKA
IOWA
Chicago
PA.
New York
COLORADO
CALIFO
0 mi 200 400 600 800 1000 1200 1400

AZEK has over 14 distributor locations that service over 20 dealer locations throughout Canada

Procell Distribution Overview

SASKATCHEWAN
Winnipeg
MANITOBA
C A N A D A
Q U É B E C
O N T A R I O
M O N T A N A
NORTH DAKOTA
MINNESOTA
Lake Superior
N.B.
MAINE
Montréal
Ottawa
StPaul MN
SOUTH DAKOTA
WISCONSIN
Lake Huron
North Beillerica MA
V T.
N.H.
L. Michigan
Toronto
L. Ontario
Boston
MASS.
R.I.
CONN.
NEW YORK
MICHIGAN
Milwaukee
NEBRASKA
I O W A
Peoria IL
Chicago
Detroit
C O L O.
O H I O
GrandRapids MI
PENNSYLVANIA
Allentown PA
New York
Philadelphia
U N I T E D S T A T E S
Indianapolis
Columbus
Baltimore
N.J.
ILLINOIS
INDIANA
K A N S A S
Washington, D.C.
MISSOURI
WEST VIRGINIA
MD.
Atlantic Ocean
VIRGINIA
KENTUCKY
Nashville
TENNESSEE
NORTH CAROLINA
Charlotte
Memphis
SSISSIPPI
S.C.
0 mi
200
400
600

Procell has 5 major distributors covering less than 1/3 of the US



CPG INTERNATIONAL
Building Products. Better.

Enhances AZEK Building Products



CPG INTERNATIONAL
Building Products. Better.
SCRANTON PRODUCTS
Cutting Edge Building Products.
AZEK
AZEK Building Products, Inc.
SEABOARD
Flametec
HITEC
HIGH DENSITY POLYETHYLENE (HDPE)
COMTEC INDUSTRIES
HINY HIDERS
Santana Products
CAPITOL PARTITIONS INC.
AZEK TRIMBOARDS
CELTEC DISPLAYBOARD
procell DECKING SYSTEMS
Vycom

Procell Acquisition
16

Procell Decking Systems Product Overview

- <u>Enhanced Performance</u>: Engineered with solid-core, cellular vinyl with no wood fillers

- <u>Minimized Expansion and Contraction</u>: Due to exclusive formulation

- <u>Long Lasting Color</u>: Color retention in toughest environments

- <u>Scratch Resistance</u>: Strong, dense surface helps prevent grain loss or scratching, even in high-traffic areas

- <u>Stain Protection</u>: Surface resists tough stains and allows for easy soap and water clean up

- <u>Mold Resistance</u>: Unique formulation resistant to mold and mildew

- <u>Easy Installation</u>: No pre-drilling necessary; permits countersinking with no splitting or surface distortion

- <u>Lightweight</u>: 30-40% lighter than the average alternative decking

- <u>Limited Lifetime Warranty</u>: One of the strongest in the industry

- <u>Insect and Termite Protection</u>: Unique formulation resistant to insects and termites





Topics

•	Update on 2006 Earnings Guidance	Page 6
•	Preliminary AZEK® Early-Buy Results	Page 7
•	Update On Santana Acquisition	Page 8
•	AZEK and Procell Join Forces	Page 9
•	**Third Quarter Presentation**	**Page 19**
•	Appendix	Page 26

Business Highlights – 3rd Quarter

- Overall revenue growth of 11% during downturn in the housing sector
  - AZEK® Trimboard sales down 23% or $7.6 million
    - Distributor inventory level down $8 million in 3rd quarter
    - Channel inventory declined nearly 50% ($12 million) from June to October
    - By year end, inventory levels in channel will be at a 3 year low
    - Sales decline largely caused by inventory rationalization in sales channel
  - AZEK® fundamentals still strong
    - Distribution sales to dealers flat year-over-year in the 3rd quarter despite building market decline
    - Dealer network expands 21% from 1,400 last year to 1,700
    - Canadian distribution announced in November 2006 – 13 locations
    - New distributor relationships in Texas
    - New millwork/molding line to be launched in second quarter of 2007 with same look and texture as AZEK® Trimboards
    - Branding effort resulted in 1.2 billion impressions and website hits increased 40% to 1.2 million per month
- Diversification of product lines drives sales growth beyond AZEK®, overall sales up 11% to $65.8mm
  - Vycom Industrial Sales up 64% on strong Celtec® volumes and pricing
  - Santana/Comtec partition/locker sales up 88% year over year
    - Successful integration of Santana
    - Locker product sales up 40%
  - Scranton Product Industrial sales also increase



Business Highlights – 3rd Quarter

- Drive towards "high value add end use building products" continues
  - Scranton Products mix of locker and bathroom products expands to 57% of sales vs. 44% last year
    - Santana acquisition
    - Locker business expansion
  - Residential building products (AZEK®) grows to 82% of Vycom business
- Adjusted EBITDA off $0.6 million versus 3rd quarter 2005, at $10.6 million, gross margin up 6.6%
  - 2005 resin spike occurred in October 2005
  - Average selling price offset raw material price increase
  - SG&A increases as a result of owner group management fee, increased professional fees (Sarbanes-Oxley work), branding and Santana acquisition
- Earnings guidance lowered to reflect building market downturn

Third Quarter Financial Results

- Revenue increased 11.3% over prior year
    - Volumes off due to destocking in the distribution channel
    - Pricing actions largely offsetting increased resin prices
- Adjusted EBITDA of $10.6mm

THIRD QUARTER FINANCIAL RESULTS			
($ in MMs)	2005	2006	% Change
Volume (MM lbs.)	46.7	44.3	-5.3%
Revenue	$59.1	$65.8	11.3%
Adjusted EBITDA	$11.2	$10.6	-4.9%
% of Revenue	*18.9%*	*15.3%*	*-3.6% pts.*
Cap Ex	$7.7	$3.0	-60.5%



AZEK® Distributors Lowering Inventory Levels



AZEK® Distributor Inventory Levels

Financial Update



Resin Costs Remain Elevated



Third Quarter Year to Date Financial Results

- Revenue increased 22.8% over prior year
  - Growth in AZEK® in first 6 months and Santana acquisition
  - Pricing actions largely offset higher resin increases
- Adjusted EBITDA of $36.1mm

YEAR TO DATE FINANCIAL RESULTS			
($ in MMs)	2005	2006	% Change
Volume (MM lbs.)	140.8	149.2	6.0%
Revenue	$171.4	$210.5	22.8%
Adjusted EBITDA	$31.3	$36.1	15.2%
% of Revenue	*18.3%*	*17.1%*	*-1.1% pts.*
Cap Ex	$13.8	$14.1	2.2%

Balance Sheet

- Working capital usage at peak in September
    - Comtec/Santana AR balances, inventory levels

Working Capital as a % of Net Sales [1]



Year	Value
2001	36.5%
2002	36.6%
2003	29.4%
2004	30.3%
2005	12.6%
Q3 2006	16.6%

(2)

☐ 2001 ■ 2002 ■ 2003 ■ 2004 ☐ 2005 ■ Q3 2006

(1) Working Capital defined as current assets minus current liabilities.
(2) Based on Trailing Twelve Month Sales.



APPENDIX

Net Income to Adjusted EBITDA Reconciliation



CALCULATION OF ADJUSTED EBITDA						
(Dollars in Thousands)	Year Ended December 31, 2005	Add: Nine Months Ended September 30, 2006	Less: Nine Months Ended September 30, 2005	Twelve Months Ended September 30, 2006	Pro Forma Adjustments Twelve Months Ended September 30, 2006 (1)	Pro Forma Twelve Months Ended September 30, 2006
Net (loss) income	($11,741)	$2,602	($5,944)	($3,195)	($4,147)	($7,342)
Interest expense, net	$23,035	$21,239	$16,295	$27,979	$2,816	$30,795
Income tax (benefit) expense	($1,622)	$887	$3,060	($3,795)	($113)	($3,908)
Depreciation and amortization	$9,560	$9,991	$4,698	$14,853	$187	$15,040
FAS 141 inventory adjustment	$5,185	$0	$0	$5,185	$0	$5,185
Relocation and hiring costs	$496	$81	$0	$577	$0	$577
Retiring executive costs	$188	$247	$141	$294	$0	$294
Management fee	$217	$589	$217	$589	$0	$589
Non-cash restricted stock unit charge	$12,851	$0	$12,851	$0	$0	$0
Santana Acquisition	$0	$423	$0	$423	$0	$423
Santana non-recurring charges	$0	$0	$0	$0	$3,694	$3,694
Adjusted EBITDA	**$38,169**	**$36,059**	**$31,318**	**$42,910**	**$2,437**	**$45,347**

Footnote:
[1] Reflects impact of Santana Products acquisition

Net Income to Adjusted EBITDA Reconciliation- QTD



	CALCULATION OF ADJUSTED EBITDA	
(Dollars in Thousands)	**Three Months Ended September 30, 2006**	**Three Months Ended September 30, 2005**
Net (loss) income	($756)	$3,252
Interest expense, net	$8,129	$6,152
Income tax (benefit) expense	($1,145)	$0
Depreciation and amortization	$3,617	$1,709
Relocation and hiring costs	$41	$0
Retiring executive costs	$138	$47
Management fee	$375	$0
Santana Acquisition transition costs	$195	$0
Adjusted EBITDA	**$10,594**	**$11,160**

Appendix



CPG INTERNATIONAL
Building Products. Better.

Enhances AZEK Building Products



CPG INTERNATIONAL
Building Products. Better.
SCRANTON PRODUCTS
Cutting Edge Building Products.
AZEK®
AZEK Building Products, Inc.
SEABOARD
Flametec
HITEC®
HIGH DENSITY POLYETHYLENE (HDPE)
COMTEC
INDUSTRIES
HINY HIDERS
Santana Products
CAPITOL
PARTITIONS INC.
AZEK®
TRIMBOARDS
CELTEC
DISPLAYBOARD
procell
DECKING SYSTEMS
Vycom

29